SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

IR

IR CONTACTS

Investor Relations Officer
Carla Dodsworth Albano Miller

PREPARATION OF REPORTS:

Capital Markets Compliance Department
Bruna Reis Arantes
Alexandre Santos Silva
Eduardo Di Giovanna Ganino

Videoconference in Portuguese with simultaneous translation into English

March 14th, 2024
11:00 am (Brasilia)
10:00 am (New York)
2:00 pm (London)
Access data for the Zoom platform: Click here

Contact IR:
ri@eletrobras.com
www.eletrobras.com.br/ri

The following annual financial information has been prepared and is being presented in accordance with accounting practices adopted in Brazil and with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB"), which include the rules of the Brazilian Securities and Exchange Commission ("CVM"), the accounting pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee ("CPC") and, where applicable, the regulations of the regulatory body, the National Electric Energy Agency - ANEEL, unless otherwise indicated.

ELET B3 LISTED N1 | EBR & EBR.B LISTED NYSE | XELTB | XELTO | XLTBD | ISE B3 | ICO2 B3 | Pacto Global Rede Brasileira

SUMMARY

Key Indicators	6
1. Operating Result	7
1.1. Generation Segment	7
1.2. Trading Segment	9
1.3. Transmission Segment	11
2. Consolidated result | IFRS	11
2.1. Operating Revenues	12
2.2. Other revenues	17
2.3. Operating Costs and Expenses	18
2.4. Equity Interests	24
2.5. Financial Results	25
2.6. Current and deferred taxes	27
2.7. EBITDA	27
3. Debt and receivables	28
3.1. Holding Company / Parent Company and Consolidated	28
4. Loans and Financing (Receivables)	29
4.1. Holding Company / Parent Company and Consolidated	29
4.2. RBSE	30
5. Investments	30
6. ESG 4Q23	32
7. APPENDICES	33
7.1. Appendix 1 - Financial Statements	33
7.2. Appendix 2 - Results by Segment	39
7.3. Appendix 3 - Compulsory Loan	40
7.4. Appendix 4 - IFRS x Regulatory reconciliation	41

Earnings Release | 4Q23	3

Eletrobras ANNOUNCES 4th quarter 2023 results

Eletrobras' operating and financial results in 2023 reflected the undertaking of greater cost efficiency and processes rationalization which enabled the Company to resume its investment program and consolidate its position as the largest power company in Latin America. The Company’s financial discipline and capital allocation made it possible to propose the distribution of dividends in the amount of R$1,296.7 million relating to 2023 results. The Company continued to accelerate its strategic agenda aimed at creating value with several highlights and achievements throughout 4Q23.

Operational

•	In the generation segment, installed capacity increased by 2,095 MW, mainly reflecting the consolidation of the Teles Pires hydroelectric plant.
•	In the transmission segment, the Company is implementing 199 large-scale projects, with associated annual permitted revenue (RAP) of R$972 million per year.

Structuring the trading area

•	The process of centralizing the trading area continued to evolve in 4Q23. As a result, at quarter end, the Company had a base of 469 customers, of which 393 were ACL customers, a significant increase from the 249 customers in 4Q22. End consumers increased from 46 in 4Q22 to 269 in 4Q23.

Adjustment of PMSO costs and expenses

•	Recurring PMSO (Personnel, Material, Services and Others) was R$1,815 million in 4Q23, down 27% year-on-year (YoY).
•	The two Voluntary Dismissal Plans (VDPs) had 4,066 applicants, of which 2,811 have been accepted and left the Company. The estimated cost is R$1.7 billion, with expected savings of around R$1.8 billion in 12 months after the programs are completed.

Simplifying the corporate structure and optimizing capital

•	In December, signed a contract for the sale of 49% of the share capital of SPEs Chapada do Piauí I Holding S.A. and Chapada do Piauí II Holding S.A.
•	In December, completed the acquisition of FIP Milão's 51% stakes in SPEs Vale do São Bartolomeu S.A. and Triângulo Mineiro Transmissora S.A. for R$574 million (equity value).
•	In January, completed the sale of the Candiota thermoelectric complex, responsible for approximately one third of our total emissions, an important step aligned with our goal of reaching net zero by 2030.
•	In January, the Extraordinary General Meeting approved the incorporation of Furnas, which is subject to the conclusion of suspension conditions.

Earnings Release | 4Q23	4

Financial discipline

•	The average debt maturity is 47.4 months and the average cost is CDI + 1.5091 % per annum (p.a). as of 12/31/23.
•	The net debt/adjusted EBITDA ratio was 2.2x in 4Q23.
•	Solid cash position of R$19 billion on 12/31/23.
•	Completion of the restructuring of Santo Antônio Energia's debt, improving the credit profile and ensuring its financial viability.

Contingency management

•	41% decrease in inventory of compulsory loans to R$17.2 billion from R$24.3 billion in 4Q22.

ESG

•	In November, the Board of Directors approved the strategic guidelines for green hydrogen.
•	In December, Eletrobras was again included in the benchmark portfolio of the Corporate Sustainability Index of B3 - Brasil, Bolsa, Balcão - ISE-B3 2024.
•	The Company remained in the S&P Global Sustainability Yearbook 2024 for the 4th consecutive year.
•	In February, Eletrobras advanced to an A- (leadership) rating in the Climate Change and Water Security 2023 dimensions of the CDP - Disclosure Insight Action.

Financial Highlights:

•	Net operating revenue of R$9,922 million in 4Q23, up 10% YoY, mainly reflecting the increase in transmission revenues.
•	Recurring regulatory EBITDA of R$5.6 billion, due to higher transmission revenues and lower operating expenses.
•	Net profit of R$893 million, a significant improvement compared with a net loss of R$479 million in 4Q22.
•	The adjusted financial result was a net expense of R$2,269 million, mainly due to higher debt charges, charges and monetary update of the CDE obligations and the revitalization of river basins.
•	Investments totaled R$4,632 million in the quarter, up 190% from the R$1,597 million carried out in 4Q22.
Earnings Release | 4Q23	5

Key Indicators

Highlights	4Q23	4Q22%
Generation
Installed Generation Capacity (MW)	44,654	42,559	4.9%
Assured Capacity (MWm) (1)	18,587	18,544	0.2%
Net Generation (GWh)	31,809	32,796	-3.0%
Energy Sold ACR (GWh) (2)	10.8	8.7	24.2%
Energy Sold ACL (GWh) (3)	14.3	13.5	5.9%
Energy Sold Quotas (GWh) (4)	11.6	16.5	-29.5%
Average ACR Price (R$/MWh)	220.2	217.2	1.4%
Average ACL Price (R$/MWh)	193.7	197.7	-2.0%
Transmission
Transmission lines (km)	73,788.6	73,887.4	-0.1%
RAP (R$mn)	4,416	3,442	28.3%

(1) Changes in the period: (1.1) Revision of Assured Capacity (AC) values of plants whose concessions were renewed due to capitalization (plants under the Quotas regime, Tucuruí, Itumbiara, Sobradinho, Mascarenhas de Moraes and Curuá-Una), as defined in Ordinance GM/MME 544/21, with a significant reduction in AC, effective as of 2023; (1.2) Ordinary Review of Assured Capacity of hydroelectric plants, valid from 2023, affecting several Eletrobras plants; (1.3) Increase in AC of Santa Cruz TPP due to closure of Combined Cycle; (1.4) Inclusion of SPEs that are now consolidated: HPPs Teles Pires, Baguari and Retiro Baixo; (2) does not include quotas; (3) includes contracts under Law 13.182/2015; (4) the figures presented are for the Assured Capacity of quotas in GWh.

	4Q23	4Q22%		2023	2022	%
Financial Indicators (R$mn)
Gross Revenue	11,858	10,803	10%	44,475	41,038	8%
Adjusted Gross Revenue	11,858	10,803	10%	44,495	40,965	9%
Net Operating Revenue	9,922	9,009	10%	37,159	34,074	9%
Adjusted Net Operating Revenue	9,922	9,009	10%	37,146	34,008	9%
EBITDA	1,055	1,420	-26%	17,020	11,398	49%
Adjusted EBITDA	3,840	4,563	-16%	19,274	17,780	8%
Regulatory EBITDA	2,856	2,246	27%	20,125	11,369	77%
Adjusted regulatory EBITDA	5,642	5,392	5%	21,522	18,117	19%
EBITDA margin	11%	16%	- 5,1	46%	33%	12,4
Adjusted EBITDA Margin	39%	51%	- 11,9	52%	52%	- 0,4
Return on Equity (ROE) LTM	3,9%	3,3%	0,6	3,9%	3,3%	0,6
Adjusted Gross Debt	61,438	59,107	4%	61,438	59,107	4%
Adjusted Net Debt	41,763	34,763	20%	41,763	34,763	20%
Adjusted Net Debt/Adjusted LTM EBITDA	2,2	2,0	11%	2,2	2,0	11%
Net Income	893	-479	287%	4,395	3,638	21%
Investments	4,632	1,597	190%	9,018	5,174	74%

Earnings Release | 4Q23	6

1.	Operating Result
1.1.	Generation Segment
1.1.1.	Generation Assets

In 4Q23, the Company’s generation operations consisted of 100 plants, of which 47 were hydroelectric, 43 wind, 9 thermal and 1 solar, encompassing Corporate projects, Shared Ownership and holdings via SPEs.

Total installed capacity reached 44,654 MW in 4Q23, which represents 22% of the total installed capacity in Brazil. Of the total installed capacity, approximately 96% is derived from clean sources, with low greenhouse gas emissions.

Source	Installed Capacity (MW)	Assured Capacity (aMW)	Ac. Generated Energy (GWh)
Hydro (47 plants)	42,293.49	17,118	139,649.61
Thermal (9 plants)	1,645.22	1,335	5,104.00
Wind power (43 plants)	714.85	134	2,191.91
Solar (1 plant)	0.93	-	1.10
Total (100 plants)	44,654.48	18,587	146,946.61
1.1.2.	System data

In 4Q23, Brazil's Installed Capacity was 199,324.57 MW, of which 55% came from hydroelectric sources, 24% from thermal sources, 14% from wind power, 6% from solar power and 1% from nuclear power. Eletrobras accounts for 22% of Brazil's total installed capacity.

Source: Operating Results Jan 1, 2023 to Dec 31, 2023 - ONS

Earnings Release | 4Q23	7

1.1.3.	Power Generation

The reduction of approximately 14% in net generation in 2023 when compared to 2022 was mainly due to the levels of Affluent Natural Energies (ENA) in the river basins of the North and Northeast regions, which registered a reduction, and the Southeast, Midwest and South regions, which registered an increase, both influenced by the El Niño climate phenomenon. In addition, in 2022 the Eletrobras System accounted for energy generated by Itaipu and Eletronuclear until the privatization.

1.1.4.	System data

PLD

		4Q23	4Q22
Market	GSF (%)	83.79	77.49
	PLD SE (R$/MWh)	77.70	55.70
	PLD S (R$/MWh)	77.70	55.70
	PLD NE (R$/MWh)	77.70	55.70
	PLD N (R$/MWh)	77.70	55.70

GSF (%)

Earnings Release | 4Q23	8

1.1.5.	New Projects

Two key projects currently under construction will add 330.45 MW to Eletrobras' installed capacity between 2023 and 2024: the 302.4 MW Coxilha Negra wind farm, located in Rio Grande do Sul state, and the 27 MW Casa Nova B wind farm, in Bahia state.

At the Coxilha Negra Wind Farm, work on the transmission lines was completed at the end of November 2023 and the mechanical assembly of two wind turbines in December 2023. Operation began in February 2024 and is 54% of the way through the physical schedule.

At the Casa Nova B wind farm, the transport of the wind turbine blades from the Port of Recife to the project site was completed, and 18 trafos were also recovered. Work also began on the 34.5kV medium-voltage network and line entry from the Casa Nova B wind farm to the Casa Nova II substation. The start of operations is scheduled for September 2024, with approximately 60% progress on the project completed.

1.2.	Trading Segment
1.2.1.	Energy sold in 4Q23

Eletrobras Companies sold 36.6 TWh of energy in 4Q23, down 5% compared to 38.6 TWh traded in 4Q22, especially under the Operation & Maintenance (O&M) regime due to the decotization process which is taking place gradually over a 5-year period as from 2023, as well as contract terminations.

Volumes include the energy sold by plants under the quota regime, renewed by Law 12.783/2013, as well as by plants under the operating regime (Free Contracting Environment - ACL and Regulated Contracting Environment - ACR).

Sales: include developments under Law 13.182/15

Note: Average ACR prices in the chart do not include O&M. Average ACR prices in the chart do not include IEP contracts and thermal availability contracts. It includes the SPEs consolidated by Furnas: Santo Antônio HPP (from 3Q22), Baguari and Retiro Baixo HPPs (from 4Q23); and the SPE consolidated by Eletronorte: Teles Pires HPP (from 4Q23).

Earnings Release | 4Q23	9

1.2.2.	Energy Balance

This balance includes the Teles Pires, Baguari and Retiro Baixo plants, recently consolidated by Eletrobras.

Energy Balance (aMW)	2023	2024	2025	2026	2027
Resources with no impact on Balance Sheet(1)	1,419	1,192	1,192	1,192	946

Resources (A)	12,100	14,131	15,365	16,539	17,630
Own resources (2) (3) (4) (5)	10,782	12,849	14,164	15,427	16,599
Hydro	10,658	12,656	13,914	15,177	16,349
Wind	123	193	250	250	250
Energy Purchase	1,318	1,283	1,201	1,112	1,031
Sales (B)	10,960	9,478	8,000	6,643	5,730
ACL - Bilateral Contracts + STM implemented	8,276	5,774	4,906	3,548	2,730
ACR - Except quotas	2,684	3,704	3,095	3,095	3,000
Average prices Contracts signed
Average Price of Sales Contracts signed until Dec 31, 2023 lagging 1 quarter as of 2024 (ACR and ACL - R$/MWh)	206	195	178	193	203
Balance (A - B)	1,140	4,653	7,364	9,896	11,900
Balance considering estimated hedge (6)	-	2,350	4,832	7,134	8,924
Decontracted energy considering hedge estimate (7)	-	15%	29%	40%	48%

Contracts signed until Dec 31, 2023.

It should be noted that the balance sheet takes into account the SPEs consolidated by Furnas: Santo Antônio HPP (as of 3Q22), Baguari and Retiro Baixo HPPs (as of 4Q23), whether in terms of resources, sales or average prices. In the same way, the SPE consolidated by Eletronorte, Teles Pires HPP (from 4Q23) is being considered.

1., Independent Energy Producers (IEP) contracts resulting from the Amazonas Distribuidora de-verticalization process, the thermal plant availability contracts and the Assured Capacity Quotas are not included in the balance sheet, whether in resources, requirements (sales) or average prices. These resources are presented in order to make up the total resources considered.

2. Own Resources include the Decotization plants (new IEPs) and the New Grants (Sobradinho, Itumbiara, Tucuruí, Curuá-Una and Mascarenhas de Moraes). For the hydroelectric projects, an estimate of GFIS2 was considered, i.e. the Assured Capacity taking into account the Adjustment Factors due to Internal Losses, Losses in the Basic Grid and Availability and adjustments due to the particularities of the portfolio.

3. The revised Assured Capacity values as defined in Ministerial Order No. 709/GM/MME of November 30, 2022 are taken into account

4. With the decotization process, the plants currently under the quota regime will be granted a new concession under the Independent Energy Producer (IEP) regime, which will take place gradually over a 5-year period starting in 2023. The Assured Capacity values were defined in Ministerial Order GM/MME No. 544/21.

5. Considering the new concession grants from 2023 onwards for the Sobradinho, Itumbiara, Tucuruí, Curuá-Una and Mascarenhas de Moraes plants, whose Assured Capacity values were defined in Ministerial Order GM/MME No. 544/21.

Hydroelectric Power Plant Assured Capacity Quotas (aMW)	2023	2024	2025	2026	2027
Assured Capacity Quotas (6) (7)	5,252	3,939	2,626	1,313	0

6. This does not include the Assured Capacity of the Jaguari HPP, of 12.7 aMW, whose concession is under provisional administration by Furnas.

7. Decotization will take place gradually over a 5-year period starting in 2023. The Assured Capacity values considered from 2023 onwards were those defined in Ministerial Order GM/MME No. 544/21.

8. The figures show an estimate of the energy not contracted. For 2023, the value used was 89.7%. For the other years, an average historical GSF value from 2018 to 2023 was used, of 81.8%. Source: CCEE, obtained from the CCEE website, at the following link: https://www.ccee.org.br/dados-e-analises/dados-geracao (in Portuguese), under the MRE option in the panel. It should be noted that this is only an estimate, based on facts that occurred in the past. The graph with the historical GSF values is shown on the page 8 of this report.

Earnings Release | 4Q23	10

1.3.	Transmission Segment
1.3.1.	Transmission lines - Km

The Company ended 4Q23 with 73.8 thousand km of transmission lines (TLs) and 282 substations.

Company	Own	In Partnership (1)	Total
Chesf	22,042.9	1,810.8	23,853.7
Eletronorte	10,921.2	1,054.3	11,975.5
CGT Eletrosul	11,963.1	4.6	11,967.7
Furnas	21,612.0	4,379.8	25,991.8
Total	66,539.2	7,249.5	73,788.6

(1) Partnerships consider extensions proportional to the capital invested by Eletrobras Companies in the development.

1.3.2.	New Projects

There are 199 large-scale transmission projects under implementation (reinforcements, improvements, and auction projects) with additional associated RAP of R$972 million between 2023-2027, which will add around 89 km of TLs and 4,166 MVA in substations. According to the ONS SGPMR system database, the Eletrobras companies had a total of 11,807 small-scale events under implementation, of which 11,134 were small-scale improvements and 673 were small-scale reinforcements.

2.	Consolidated result | IFRS

DRE (R$ million)	4Q23	4Q22%		2023	2022	%
Generation Revenue	7,221	6,805	6%	26,617	24,161	10%
Transmission Revenue	4,558	3,632	26%	17,432	15,775	11%
Other Income	79	366	-79%	426	1,102	-61%
Gross Revenue	11,858	10,803	10%	44,475	41,038	8%
Deductions from Revenue	(1,936)	(1,794)	8%	(7,316)	(6,963)	5%
Net Operating Revenue	9,922	9,009	10%	37,159	34,074	9%
Energy resale, network, fuel and construction	(3,899)	(3,028)	29%	(11,844)	(9,628)	23%
Personnel, Material, Services and Others (1)	(2,156)	(4,044)	-47%	(8,960)	(10,028)	-11%
Depreciation and Amortization	(899)	(880)	2%	(3,621)	(2,690)	35%
Operating Provisions	(3,359)	(1,135)	196%	(2,196)	(6,928)	-68%
	(391)	(77)	-408%	10,537	4,799	120%
Shareholdings	264	702	-62%	2,062	2,370	-13%
Regulatory remeasurements - Transmission contracts	-	3	-100%	(12)	365	-103%
Other Income and Expenses	283	(87)	-424%	1,143	187	512%
	156	540	-71%	13,730	7,721	78%
Financial Result	(2,527)	(1,678)	51%	(12,002)	(4,374)	174%
Profit Before Tax	(2,371)	(1,138)	108%	1,728	3,347	-48%
Income Tax and Social Contribution	3,265	659	395%	2,998	(696)	-531%
Net Profit from Continuing Operations	893	(479)	287%	4,727	2,652	78%
Net Income from Discontinued Operations	-	-	-	(332)	987	-134%
Consolidated Net Profit	893	(479)	287%	4,395	3,638	21%
(1)	Includes donations and contributions

Earnings Release | 4Q23	11

Adjusted Income Statement (R$ million)	4Q23	4Q22%		2023	2022	%
Generation Revenue	7,221	6,805	6%	26,636	24,089	11%
Transmission Revenue	4,558	3,632	26%	17,432	15,775	11%
Other Income	79	366	-79%	426	1,102	-61%
Gross Revenue	11,858	10,803	10%	44,495	40,965	9%
Deductions from Revenue	(1,936)	(1,794)	8%	(7,348)	(6,957)	6%
Net Operating Revenue	9,922	9,009	10%	37,146	34,008	9%
Energy resale, network, fuel and construction	(3,948)	(2,972)	33%	(11,859)	(9,575)	24%
Personnel, Material, Services and Others (1)	(1,815)	(2,488)	-27%	(7,305)	(8,275)	-12%
Depreciation and Amortization	(899)	(880)	2%	(3,621)	(2,690)	35%
	3,260	2,669	22%	14,361	13,468	7%
Operating Provisions	(582)	312	-287%	(770)	(747)	3%
Shareholdings	264	702	-62%	2,062	2,370	-13%
	2,941	3,683	-20%	15,653	15,090	4%
Financial Result	(2,123)	(1,643)	29%	(9,827)	(3,635)	170%
Profit Before Tax	819	2,040	-60%	5,826	11,455	-49%
Income Tax and Social Contribution	358	659	-46%	(1,099)	(994)	11%
Consolidated Net Profit	1,176	2,700	-56%	4,727	10,461	-55%
(1)	Includes donations and contributions
2.1.	Operating Revenues
2.1.1.	Generation

In 4Q23, generation revenue was R$7,221 million, up R$416 million compared to 4Q22, mainly reflecting higher revenues from: (a) supply of R$690 million and (b) the short-term market (CCEE) of R$246 million, partially offset by lower revenues from: (c) operation and maintenance of R$202 million and (d) supply of R$43 million.

Earnings Release | 4Q23	12

Power supply for distribution companies

Revenue from power supply for distribution companies is obtained from customers who are not end consumers, such as distributors, traders and generators. In 4Q23, this revenue was R$4,860 million, up R$690 million compared to 4Q22, mainly reflecting the consolidation of the SPEs in the amount of R$341 million: Teles Pires (R$272 million in Eletronorte), Baguari (R$53 million in Furnas) and Retiro Baixo (R$16 million in Furnas).

In addition, the following effects at Furnas stand out: (a) R$131 million increase in revenue from ACR contracts, extended as a result of renegotiation of hydrological risk of Mascarenhas de Moraes plant and (b) a greater quantity of energy contracted in the ACL, from 1,823 GWh in 4Q22 to 2,410 GWh in 4Q23, representing increase of R$91 million. At Chesf, revenues from supply increased by R$132 million as a result of the 374 MW increase in aMW sold on the ACL compared to the same period last year.

Power supply for end consumers

Revenue from power supply for end consumers, in turn, is obtained directly from the end consumer, such as industries or retailers. In 4Q23, revenues from procurement this kind of supply were R$934 million, down R$43 million compared to 4Q22.

The reduction in revenue from power supply for end consumers is primarily due to the lower volume of energy sold to industrial consumers covered by Law 13.182/15, specifically energy from the Itumbiara HPP in Furnas. This reduction was caused by unilateral cancellations by customers of part of the contracted procurement volumes. The impact of the reduction at Furnas was R$53 million, which was offset by: (a) the entry of new contracts in the ACL (R$19 million); and (b) the use of surplus energy for resale activities at SAESA (R$33 million). In turn, Eletronorte reported a reduction of R$24 million in revenues from procurement in 4Q23, of which R$19 million was related to a reduction in Albrás' revenues, due to an 8% reduction in the client’s average price reflecting variations in the parameters used to calculate the sale price (dollar, sector charges, average aluminum prices).

CCEE Revenue

CCEE (short-term market) revenue was R$387 million, up R$246 million compared to 4Q22, due to the increase in energy settled (higher GSF %) and in the PLD in 4Q23 compared to the same period in 2022. Of note were the following increases: Eletronorte of R$103 million, Chesf R$69 million and Furnas R$65 million.

Operation and Maintenance Revenue - Plants Renewed by Law 12.783/2013

Revenues from operation and maintenance were R$1,040 million, down R$202 million from 4Q22, mainly reflecting the start of the gradual decotization process of the quota-holding plants (20% each year), mitigated by the effects of the annual readjustment of the Annual Generation Revenue - RAG, in accordance with Homologation Resolution No. 3,068/2022 (2022-2023 cycle) and Homologation Resolution No. 3,225/2023 (2023-2024 cycle), impacting Eletronorte, Chesf and Furnas.

Earnings Release | 4Q23	13

2.1.2.	Generation
Gross Revenue		4Q23
	Holding	Furnas	Chesf	CGT Eletrosul	Eletronorte	Total	Eliminations	Consolidated IFRS

Power supply for distribution companies	-	2,271	155	2,102	400	4,929	(69)	4,860
Power supply for end consumers	-	340	225	369	-	934	-	934
CCEE	-	113	92	172	11	387	-	387
Operation and maintenance	-	355	677	8	-	1,040	-	1,040
Generation Revenues	-	3,079	1,149	2,652	411	7,291	(69)	7,221
Non-recurring items - Adjustments	-	-	-	-	-	-	-	-
Adjusted Generation Revenue	-	3,079	1,149	2,652	411	7,291	(69)	7,221

Gross Revenue		4Q22
	Holding	Furnas	Chesf	CGT Eletrosul	Eletronorte	Total	Eliminations	Consolidated IFRS

Power supply for distribution companies	-	1,859	24	1,872	480	4,235	(65)	4,170
Power supply for end consumers	-	359	225	393	-	977	-	977
CCEE	-	48	22	68	2	141	-	141
Operation and maintenance	-	433	799	10	-	1,243	-	1,243
Itaipu transfer	274	-	-	-	-	274	-	274
Generation Revenues	274	2,700	1,070	2,343	482	6,870	(65)	6,805
Non-recurring items - Adjustments	-	-	-	-	-	-	-	-
Adjusted Generation Revenue	274	2,700	1,070	2,343	482	6,870	(65)	6,805

Generation Revenue by Contracting Environment

Below, we present Eletrobras' trading results by contracting environment.

Volume (aMW)	4Q23	4Q22	Diff	%
Regulated contract	4,913	3,956	956	24%
Hydroelectric quotas	5,264	7,464	(2,200)	-29%
Bilateral contract	6,470	6,107	363	6%
STM Settlement	2,172	1,266	906	72%

Earnings Release | 4Q23	14

Revenue (R$ million)	4Q23	4Q22	Diff	%
Regulated contract	3,056	2,543	513	20%
Hydroelectric quotas	1,040	1,243	(202)	-16%
Bilateral contract	2,807	2,669	138	5%
CCEE	387	141	246	174%
Other *	(69)	210	(279)	-133%
Average Price (R$/MWh)	4Q23	4Q22	Diff	%
Regulated contract	220.2	217.2	3.0	1%
Hydroelectric quotas	89.5	75.4	14.1	19%
Bilateral contract	193.7	197.7	(4.0)	-2%
STM Settlement (PLD)	77.7	55.7	22.0	40%

* Construction revenue, financial effect of Itaipu and eliminations (accounting adjustments)

2.1.3.	Transmission

Transmission revenue was R$4,558 million in 4Q23, a 26% increase over 4Q22, mainly from construction revenue which went up R$813 million, O&M up R$109 million and contractual transmission revenue up R$4 million.

Operation & Maintenance (O&M) revenue

O&M revenue increased by R$109 million, mainly due to the publication of Aneel Homologation Resolution 3216/2023, effective as of July/2023, which primarily includes the tariff readjustment for the 23/24 cycle, as well as the partial recognition of the Periodic Tariff Review (RTP) of some tendered contracts.

Eletronorte's O&M revenue increased by R$62 million, mainly reflecting the R$54 million increase related to renewed contract 058/2001. The results for the other companies were: Furnas with
+R$31 million, CGT Eletrosul with +R$22 million and Chesf with -R$10 million.

Construction Revenue

The construction revenue for the period is directly related to the investments made (appropriated and allocated) in the transmission projects in progress. Construction revenue totaled R$1,272 million, up R$813 million, mainly reflecting the R$372 million investment in Furnas' renewed contract 062/2001, Eletronorte's contract 058/2001 for R$273 million and Chesf's contract for R$122 million (CT 061/2001).

Contractual Finance Revenue

The contractual finance revenue is associated with the application of inflationary indices to the balances of the contract assets of each concession. The accumulated IPCA for October-December/2022 was 0.71%, while for October-December/2023 it was 0.78%. As for the IGP-M, the percentage varied from-2.46% to 1.46%.

Earnings Release | 4Q23	15

The impact on the Eletrobras companies was: (a) CGT Eletrosul: +R$16 million; (b) Chesf: +R$1.4 million; (c) Furnas: -R$6 million, specifically contract 062 (RBNI R$19.2 million and RBSE -R$47.6 million) and (d) Eletronorte: -R$7.6 million (RBNI R$11.1 million and RBSE -R$18.7 million). The negative variation in RBSE amounts was due to the reduction in the average base as a result of the amortization of the existing balance.

This effect is due to the application of IFRS rules and differs from the regulatory revenue, which was adjusted in July 2023, according to Homologation Resolution No. 3.216/23.

Transmission Operating Revenue (R$ million)	4Q23	4Q22%		2023	2022	%
Transmission Revenues	4,558	3,632	26%	17,432	15,775	11%
Operation and maintenance revenue	1,723	1,614	7%	7,335	6,379	15%
Construction Revenue	1,272	459	177%	2,961	1,494	98%
Contractual Finance - Transmission	1,562	1,559	0%	7,136	7,901	-10%
Non-recurring items - Adjustments	-	-	-	-	-	-
Adjusted Transmission Operating Revenue	4,558	3,632	26%	17,432	15,775	11%

To verify revenue by Company, please access the financial statements on the IR website at https://ri.eletrobras.com/en/.

Regulatory Revenue

Regulatory transmission revenue varied between quarters due to: (i) re-profiling of RBSE of around R$915 million, (ii) monetary restatement by IPCA (most contracts) or IGP-M, of around R$120 million; and (ii) new investments, tariff revisions and adjustment portions and others, of around R$196 million. It should be noted that Aneel has extended the approval of the full RAP, resulting from the RTP, for concession contracts 057/2001, 058/2001, 061/2001 and 062/2001 to 2024.

It should also be noted that the main difference between regulatory and IFRS revenue in 4Q23 was due to the increase in RBSE's RAP as a result of the re-profiling reported above. Under IFRS, the increase in RAP due to the re-profiling did not result in the recognition of revenue, given that the balance of the contractual asset already provides for the increases in RAP, while under the regulatory method revenue is only recognized when the RAP is invoiced.

IFRS x Regulatory (R$ million)	4Q23			4Q22			Regulatory Variation
	IFRS	Adjustments	Regulatory	IFRS	Adjustments	Regulatory
Furnas	1,802	216	2,018	1,425	98	1,523	32%
Chesf	1,265	257	1,523	1,152	121	1,272	20%
CGT Eletrosul	1,030	(102)	928	650	82	733	27%
Eletronorte	527	(18)	509	498	(70)	428	19%
Eliminations	(66)	-	(66)	(93)	437	345	-119%
TOTAL	4,558	353	4,911	3,632	669	4,301	14%

Earnings Release | 4Q23	16

Approved RAP x Regulatory Revenue 4Q23

The graph below shows the reconciliation between Approved RAP and regulatory revenue in 4Q23. Approved RAP corresponds to 3/12 of the RAP defined by Aneel. The Approved Adjustment Portion (AP) consists of 3/12 of the adjustment portion defined by Aneel for the availability of the facilities under Eletrobras' responsibility for the 2023/2024 cycle by means of Homologation Resolution 3216/2023. The discount on the variable portion is associated with the unavailability of transmission facilities, as regulated by Module 4 of the transmission rules.

The CDE/Proinfa amounts refer to the energy development account and the incentive program for alternative sources of power, considered in the credit notices (AVC) issued by the ONS as pass through. CDE Fund refers to the amounts relating to the CDE Fund (pass through) with PIS/Cofins. These amounts are not collected due to tariff discounts. It should be noted that these revenues should be treated as pass-through, since the transmission companies have the role of collecting this sector charge.

2.2.	Other revenues

Other operating income (R$ million)	4Q23	4Q22%		2023	2022	%
Other income	79	366	-79%	426	1,102	-61%

Other revenues were R$79 million in 4Q23, down R$287 million compared to 4Q22. This was attributable to: (a) Eletronorte down R$164 million, due to the reclassification of R$117 million from CDE + PROINFA, which was accounted for in other revenues in 4Q22 and were allocated to O&M Revenues in 4Q23; and (b) Furnas down R$86 million, mainly due to actuarial gains (R$77 million) that occurred in 4Q22 and had no counterpart in 4Q23.

Earnings Release | 4Q23	17

2.3.	Operating Costs and Expenses

Operating Costs and Expenses (R$ million)	4Q23	4Q22%		2023	2022	%
Energy purchased for resale	(942)	(976)	-3%	(3,028)	(3,118)	-3%
Charges on use of the electricity grid	(984)	(764)	29%	(3,482)	(2,746)	27%
Fuel for electricity production	(602)	(544)	11%	(2,043)	(2,086)	-2%
Construction	(1,371)	(744)	84%	(3,291)	(1,679)	96%
Personnel, Material, Services and Others	(2,156)	(4,044)	-47%	(8,960)	(10,028)	-11%
Depreciation and Amortization	(899)	(880)	2%	(3,621)	(2,690)	35%
Regulatory remeasurements - Transmission contracts	-	3	-	(12)	365	-103%
Operating provisions	(3,359)	(1,135)	196%	(2,196)	(6,928)	-68%
Costs and expenses	(10,313)	(9,084)	14%	(26,634)	(28,910)	-8%
Non-recurring events
(-) Non-recurring PMSO events	341	1,556	-78%	1,655	1,753	-6%
(-) Non-recurring provisions	2,776	1,446	92%	1,426	6,181	-77%
(-) Construction generation	-	-	-	-	7	-
(-) Regulatory remeasurements - Transmission Contracts	-	(3)	-	12	(365)	-103%
(-) Retroactive addition of ICMS Cal / Reclassification of Candiota oil value from the material account	-	-	-	34	(5)	-726%
(-) SAESA: Reversal of the TUST provision as a result of winning administrative dispute	-	56	-	-	51	-
(-) GSF cost allocated to Others in PMSO - Furnas	(49)	-	-	(49)	-	-
Recurring Costs and Expenses	(7,245)	(6,028)	20%	(23,556)	(21,288)	11%
2.3.1.	Energy Purchased for Resale

In 4Q23, energy purchased for resale totaled R$942 million, down R$34 million compared to 4Q22, primarily from (i) Furnas which was down R$111 million, due to the lower average price and quantity contracted, partially offset by (ii) Eletronorte which was up R$32 million due to the increase in energy purchased for resale from Teles Pires and (iii) CGT Eletrosul which was up R$37 million influenced by the expense of R$30 million relating to GSF insurance.

Earnings Release | 4Q23	18

2.3.2.	Charges on use of the electricity grid

In 4Q23, the charges on use of the electricity grid were R$984 million, up R$220 million compared to 4Q22, reflecting the adjustments in Aneel Homologation Resolution 3,217/2023, as well as the increase of approximately R$167 million in Eletronorte from the consolidation of Teles Pires.

2.3.3.	Fuel for Electricity Production

In 4Q23, the costs associated with the use of fuels to produce electricity totaled R$602 million, up R$58 million YoY, primarily due to the R$46 million impact at Eletronorte due to the readjustment of contractual gas price and increase in gas consumption at the Mauá 3 and Aparecida TPPs, to serve the Out of the Merit and Price Order (FOMP) dispatches.

2.3.4.	Construction

In 4Q23, construction costs totaled R$1,371 million, up R$628 million YoY due to Furnas’ R$381 million investments linked to the renewed 062/2001 contract; and (b) Eletronorte costs of R$284 million, mainly reflecting the R$272 million increase in the renewed 058/2001 contract.

2.3.5.	PMSO - Personnel, Material, Services and Other

Staff

Recurring personnel costs were R$1,005 million in 4Q23, a 14% reduction compared to R$1,170 million in 4Q22, mainly reflecting the savings related to the dismissal of 2,811 employees at Eletrobras companies from the two Voluntary Dismissal Plans (VDPs), and the R$53 million increase from the 4.18% salary readjustment under the current Collective Bargaining Agreement. The number of employees was reduced by 14%, from 9,670 in 2022 to 8,328 in 2023.

Non-recurring items: VDP Incentive Plans totaling R$25 million and retroactive impact of profit sharing based on the 2023 results of R$208 million in December/2023.

Material

Material costs totaled R$99 million, up R$7 million compared to 4Q22, with no significant variations and no non-recurring effects in the quarter.

Services

Recurring services costs totaled R$576 million, down R$212 million from 4Q22, mainly reflecting costs at Furnas, down R$104 million and Eletronorte, down R$86 million. This decrease was partially offset by the R$69 million increase at the holding company, including R$46 million spent on consultancy and auditing as well as R$17 million on Legal Services.

Earnings Release | 4Q23	19

Non-recurring items: R$80 million in the holding company related to consultancies for the Transformation Office.

Others

Other recurring costs and expenses totaled R$135 million in 4Q23, down R$303 million compared to 4Q22, reflecting: (a) R$156 million reduction at Furnas due to reclassifications under Indemnities and Condemnations, which is now allocated to Operating Provisions; and (b) the holding company, with a total reduction of R$97 million, resulting from operating losses due to the transfer of the energy trading activity from Itaipu to ENBPar of R$62 million, besides the R$21 million reduction in Legal Costs.

PMSO (R$ million)	4Q23
	Eletrobras	Furnas	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Total	Eliminations	Consolidated IFRS
Staff	(175)	(369)	(267)	(274)	(106)	(0,4)	(1,192)	-	(1,192)
Voluntary Dismissal Plan - Provision	(10)	(9)	3	(5)	(4)	-	(25)	-	(25)
Material	(1)	(21)	(17)	(46)	(14)	-	(99)	-	(99)
Services	(161)	(222)	(105)	(116)	(50)	(0,9)	(656)	-	(656)
Others	(6)	(74)	(99)	33	(28)	(1,8)	(175)	(8)	(184)
PMSO	(354)	(696)	(484)	(408)	(202)	(3,1)	(2,148)	(8)	(2,156)
Non-recurring events
Personnel: Incentive Plans (PAE, PDC)	10	(11)	(3)	5	4	-	4	-	4
Staff: retroactive PLR	-	-	-	-	-	-	208	-	208
Services: Consultancies associated with transformation	80	-	-	-	-	-	80	-	80
Other: GSF cost allocated to Others - Furnas	-	49	-	-	-	-	49	-	49
Recurring PMSO	(264)	(658)	(488)	(403)	(198)	(3,1)	(1,806)	(8)	(1,815)

Earnings Release | 4Q23	20

PMSO (R$ million)	4Q22
	Eletrobras	Furnas	Chesf	Eletronorte	CGT Eletrosul	Eletropar	Total	Eliminations	Consolidated IFRS
Staff	(144)	(331)	(312)	(367)	(187)	(0,6)	(1,341)	-	(1,341)
Voluntary Dismissal Plan - Provision	(43)	(254)	(392)	(423)	(149)	-	(1,260)	-	(1,260)
Material	(0)	(22)	(14)	(29)	(28)	-	(92)	-	(92)
Services	(92)	(326)	(120)	(202)	(47)	(0,7)	(788)	-	(788)
Others	(130)	(241)	(103)	(105)	4	-	(575)	13	(562)
PMSO	(409)	(1,174)	(941)	(1,125)	(407)	(1,3)	(4,057)	13	(4,044)
Non-recurring events
Personnel: Incentive Plans (PAE, PDC); and Labor Claims (Furnas).	43	264	392	423	149	-	1,270	-	1,270
Personnel: Retroactive Profit Sharing –Eletrobras System	-	-	-	-	-	-	161	-	161
Other: Indemnities, losses and damages (Furnas); SAESA - arbitration no. 21.511 (Furnas); and Transfer of Itaipu's energy trading activity to ENBPar (Holding).	62	62	-	-	-	-	124	-	124
Recurring PMSO	(304)	(847)	(549)	(702)	(258)	(1,3)	(2,501)	13	(2,488)

For comparative purposes, 3Q22 PMSO amount has been adjusted to "other", reflecting the actuarial benefit that is now impacted by the provisions.

Other Costs and Expenses	4Q23	4Q22
Compensation, losses and fines	123	496
Insurance	31	49
Donations and contributions	34	65
Invested companies	31	(103)
Rent	22	21
Taxes	20	1
Recovery of expenses	(121)	(47)
Others	44	79
Total	184	562

Earnings Release | 4Q23	21

Operating provisions

Operating Provisions (R$ million)	4Q23	4Q22%		2023	2022	%
Operating Provisions / Reversals	(3,359)	(1,135)	196%	(2,196)	(6,928)	-68%
Non-recurring items / Adjustments	2,776	1,446	92%	1,426	6,181	-77%
Provision/Reversal for Litigation	380	(379)	-200%	(1,246)	1,858	-167%
Estimated losses on investments	(254)	(918)	-72%	(392)	(92)	325%
Provision for the Implementation of Actions - Compulsory Loan	(22)	31	-173%	(39)	102	-138%
PCLD - Loans and financing	9	2,528	-100%	22	3,348	-99%
PCLD Estimated prospective credit loss (CPC 48) ELN	-	-	-	-	867	-
RGR refund	69	-	-	558	-	-
Onerous contracts	862	14	5,933%	862	(230)	-475%
Measurement at fair value of assets held for sale	742	-	-	704	-	-
Provision for reduction of Fuel inventories	-	26	-	-	26	-
Impairment¹	956	110	771%	956	268	257%
Provision for actuarial liabilities	-	35	-	-	35	-
Provision for demobilization	35	-	-	-	-	-
Recurring/unadjusted provisions/reversals
PCLD - Consumers and resellers and PCLD (excluding Estimate of prospective credit loss (CPC 48) ELN)	(383)	(7)	5431%	(467)	(808)	-42%
GAG Melhoria[1]	44	118	-63%	144	(9)	-1677%
Other	(243)	200	-221%	(447)	69	-745%
Adjusted provisions/reversals	(582)	312	-287%	(770)	(747)	3%

Positive values in the table above mean a reversal of the provision.

1 Management of generation assets for investment in improvements.

▪	Provision for Litigation: went from a reversal of R$379 million in 4Q22 to a provision of
R$380 million in 4Q23, highlighting R$191 million at Chesf, due to tax provisions, primarily the ICMS-AL process of around R$203 million, R$108 million at Furnas in civil, tax and environmental contingencies. Finally, in the Parent Company, there was a reversal of R$24 million in compulsory loan contingencies, due to savings resulting from discounts on agreements of R$497 million, which was negatively offset, in part, by the constitution of a provision of R$473 million due to unfavorable decisions in specific lawsuits. These lawsuits are being dealt with in court and are also being negotiated, with the possibility of reversal in future quarters.
▪	Onerous contracts: R$862 million in 4Q23, influenced by onerousness provisions on trading contracts attributed, in particular, to Jirau and Hermenegildo. Noteworthy also was Chesf with R$389 million and CGT Eletrosul with R$357 million.
Earnings Release | 4Q23	22

▪	Measurement of Assets for sale: amounted to a reversal of R$742 million in 4Q23, driven by Furnas' increase of R$632 million , mainly due to the difference between the book value and the appraised value of HPP Santa Cruz, which was reclassified to "Asset held for Sale".
▪	Impairment: In 4Q23, the Eletrobras companies applied the impairment test to long-term assets, recording a provision of R$956 million in the period. Highlights include (i) CGT Eletrosul with R$764 million provisioned for the valuation of its generating units, in particular, WPP Coxilha Negra at R$592 million and SHPP João Borges at R$57 million; and (ii) Eletronorte with R$262 million from HPP Samuel.

Cash-generating Units (R$ million)	12/31/2022	Movements	12/31/2023
UTE Candiota¹	1,043	(1,043)	-
UTE Santa Cruz¹	567	(567)	-
UTE Candiota Fase B¹	277	(277)	-
Eólica Casa Nova I	235	32	266
UHE Batalha	79	(3)	75
UTE Mauá Bloco 4	49	-	49
UTE Aparecida Óleo	46	-	46
UTE Mauá Bloco 1	41	-	41
PCH Funil	39	(39)	-
Eólica Ventos de Angelim S.A.	32	(32)	-
PCH Pedra	12	9	22
Eólica Coxilha Negra	-	592	592
UHE Samuel	-	262	262
PCH João Borges	-	58	58
PCH Rio Chapéu	-	48	48
Eólica Coxilha Seca	-	47	47
Ibirapuitã¹	-	68	68
Outros	200	2	202
	2,621	(844)	1,777

¹ Amounts reclassified to "Asset held for Sale".

▪	Estimated losses on doubtful accounts (PCLD) for consumers and resellers: a provision was established up for receivables from Amazonas Energia in 2022, which in that period was intended to reflect the risk observed due to the continued default on debt confession instruments (ICD). It should be noted that there was a provision of R$328.7 million in 4Q23 relating to Amazonas Energia's default.
Earnings Release | 4Q23	23

2.4.	Equity Interests

	4Q23	4Q22%		2023	2022	%
Highlights Affiliates
Eletronuclear	(386)	71	-642%	27	141	-81%
CEB Lajeado	12	24	-50%	47	58	-18%
Cemar	81	130	-38%	259	212	22%
CTEEP	358	190	88%	1.032	792	30%
Itaipu	0	0	-	0	120	-100%
Lajeado	35	33	6%	139	112	24%
SPES Highlights
BMTE	51	46	11%	209	177	18%
Serra do Facão	49	11	324%	113	9	1137%
Norte Energia	(133)	(60)	122%	(427)	(324)	32%
ESBR Jirau	13	(2)	-640%	18	(42)	-142%
IE Madeira	42	44	-5%	202	231	-13%
Chapecoense	39	53	-26%	183	169	8%
Other Equity Interests	103	161	-36%	261	712	-63%
TOTAL Equity Interests	264	702	-62%	2,062	2,370	-13%

Total equity interests were negatively impacted by Eletronuclear, an affiliated company, due to the scheduled stoppage of the Angra I and II plants and positively by the affiliated Company CTEEP due to reconstitution of the financial component of RBSE and the volume of tax benefit on the payment of Interest on Equity (IOE) recognized in 4Q23.

Earnings Release | 4Q23	24

2.5.	Financial Results

Financial Results (R$ million)	4Q23	4Q22%		2023	2022	%
Financial Income	844	628	34%	3,083	3,428	-10%
Interest income, fines, commissions and fees	(15)	288	-105%	153	997	-85%
Revenue from financial investments	755	638	18%	2,862	2,212	29%
Late payment surcharge on electricity	51	(144)	-136%	166	253	-34%
Interest income on dividends	-	(57)	-	-	11	-
Other financial income	111	244	-54%	479	567	-15%
(-) Taxes on financial income	(58)	(341)	-83%	(578)	(612)	-6%
Financial Expenses	(2,449)	(2,228)	10%	(10,221)	(6,794)	50%
Debt charges	(1,269)	(1,542)	-18%	(6,464)	(4,705)	37%
Charges from obligations with CDE	(593)	(536)	11%	(2,292)	(1,097)	109%
River basin revitalization charges	(91)	(94)	-3%	(355)	(187)	90%
Other financial expenses	(496)	(56)	790%	(1,110)	(805)	38%
Net Financial Items	(922)	(78)	1078%	(4,864)	(1,007)	383%
Monetary changes	(313)	(255)	23%	(1,796)	(877)	105%
Exchange rate variations	(25)	215	-111%	170	447	-62%
Derivatives	(278)	220	-227%	(1,522)	(356)	327%
Monetary updates - CDE	(217)	(210)	4%	(1,384)	(198)	601%
Monetary updates - river basins	(89)	(49)	83%	(332)	(23)	1,341%
Financial Result	(2,527)	(1,678)	51%	(12,002)	(4,374)	174%
Adjustments
(-) Income from Distributors + AIC	20	(244)	-108%	(40)	(839)	-95%
(-) Regularization of tax credits / Fines and Infraction Notices	-	-	-	29	-	-
(-) Monetary update on compulsory loans	238	286	-17%	1,265	1,621	-22%
(-) Interest and exchange variation on Itaipu sale to ENBPar	-	-	-	-	(242)	-
(-) Financial charges/correction of differences between prices charged in energy sales contracts and new price agreed in the contractual addenda until October/22	-	(139)	-	-	-	-
(-) Reversal of penalties for unavailability - CGT Eletrosul	-	-	-	-	(35)	-
(-) Write-off of unreconciled judicial deposits	-	132	-	451	132	241%
(-) Tax installment indemnification of reversible assets Tucuruí and Curua-Uma HPPs	-	-	-	-	101	-
(-) PIS/Cofins on IOE	146	-	-	470	-	-
Adjusted Financial Result	(2,123)	(1,643)	29%	(9,827)	(3,635)	170%

Earnings Release | 4Q23	25

In 4Q23, the adjusted financial result was negative R$2,123 million, compared to negative R$1,643 million in 4Q22. The main variations in 4Q23 were:

▪	Lower debt charges, of R$1,269 million in 4Q23 down from R$1,542 million in 4Q22. This improvement was mainly due to the reduction in charges incurred at SAESA in the amount of R$128.8 million with the restructuring of the Company's debt with the BNDES in November/2023, comprising: (i) prepayment of the estimated portion of R$2 billion; and (ii) assumption of approximately R$11.5 billion by Eletrobras. There was also a reduction of R$68 million in the charges related to the issuance of debentures’ commercial notes due to the deferral of the cost of structuring the 2023 debentures (R$225 million) recognized in Eletrobras' results in 3Q23.
▪	Monetary restatement (Selic rate) on the provision for contingency for compulsory loans declined from R$286 million in 4Q22 to R$238 million in 4Q23, due to the reduction in the provision inventory and the Selic rate variation in the period.
▪	CDE obligation charges and CDE monetary updates (IPCA financial expenses + charges on the outstanding balance of CDE obligations, the charge being 7.6% per year) amounted to R$810 million in 4Q23. These obligations were established by Law 14.182/21 (Privatization of Eletrobras), as one of the conditions for obtaining new electricity generation concession grants for another 30 years. The charges were calculated based on the data published in CNPE Resolution 015/2021: (a) the present value of the obligation; (b) the future flow of payments; and (c) the payment term.
▪	River basin revitalization charges (5.67% charge), of R$91 million in 4Q23, and Monetary updates - river basins of R$89 million. These obligations were established by Law 14.182/21 (Privatization of Eletrobras), as one of the conditions for obtaining the new concession grants for electricity generation, for another 30 years. The charges were calculated based on the data published in CNPE Resolution 015/2021: (a) the present value of the obligation; (b) the future flow of payments; and (c) the payment term.
▪	Exchange rate variations: negative variation in the exchange rate update in the amount of R$239 million, due to the 2.4% depreciation of the dollar against the real observed in 4Q22 in foreign currency financing, contributing to a positive result of R$215 million in that quarter. 4Q23 was influenced by the Cross Currency Swap, as described below.
▪	Variations in derivatives: negative variation in derivatives in the amount of R$498 million due to: (a) losses with derivatives at Eletronorte of R$317 million in 4Q23, influenced by the variation in the quantity of energy, macroeconomic indices (dollar and Selic) and the projection of the price of aluminum on the London Metal Exchange - LME for 12 months, which is used as a benchmark for payment of the premium provided for in the contract with Albras; and (b) variation in the fair value of the debt linked to the CDI resulting from the Cross Currency Swap operation in the notional amount of R$6,325 million, with the objective of protecting the bonds issued against exchange variation.
An expense of R$147 million was recorded at the holding company in 4Q23 and R$33 million was recorded at CGT Eletrosul, with no counterpart in 4Q22.
▪	Other financial expenses: non recurrent PIS/Cofins on the IOE issued by Furnas and Eletronorte in the amount of R$146 million.

Earnings Release | 4Q23	26

CDE Charges and Projects Law 14.182/2021	4Q23 - In R$ million
	Furnas	Chesf	Eletronorte	Total
Debt charges - CDE obligations	(170)	(248)	(174)	(593)
Debt charges - Revitalization of river basins	(24)	(36)	(31)	(91)
Passive monetary restatement - CDE obligations	(63)	(91)	(64)	(217)
Passive monetary updating - Revitalization of river basins	(23)	(36)	(30)	(89)
Total CDE charges and Projects - Law 14.182/2021	(280)	(411)	(299)	(990)
2.6.	Current and deferred taxes

Income Tax and Social Contribution	4Q23	4Q22%		2023	2022	%
Current income tax and social contribution	(45)	99	-145%	(513)	(1,630)	-69%
Deferred income tax and social contribution	3,310	560	491%	3,511	934	276%
Total income tax and social contribution	3,265	659	395%	2,998	(696)	-531%
Adjustments	(2,907)	-	-	(4,097)	(298)	1275%
IOE / Tax Savings – Furnas and Eletronorte[1]	(453)	-	-	(1,643)	(298)	451%
Constitution of negative tax base - SAESA	(2,454)	-	-	(2,454)	-	-
Adjusted income tax and social contribution	358	659	-46%	(1,099)	(994)	11%

¹ PIS/Cofins tax related to Furnas’ and Eletronorte’s IOE can be found in the Financial Result.

In 4Q23, current and deferred taxes were a debt balance of R$358 million, down 46% YoY, mainly due to the Interest on Equity from subsidiaries Furnas and Eletronorte in the total amount of R$1,580 million which generated tax savings of R$453 million, and the constitution of deferred tax assets of R$2,454 million relating to SAESA.

2.7.	EBITDA
2.7.1.	Consolidated EBITDA

Consolidated EBITDA (R$ million)	4Q23	4Q22%		2023	2022	%
Results for the year	893	(479)	-287%	4,395	3,638	21%
+ Provision for Income Tax and Social Contribution	(3,265)	(659)	395%	(2,998)	696	-531%
+ Financial Result	2,527	1,678	51%	12,002	4,374	174%
+ Amortization and Depreciation	899	880	2%	3,621	2,690	35%
EBITDA	1,055	1,420	-26%	17,020	11,398	49%
Revenue Adjustments	-	-	-	(12)	(66)	-81%
Cost and Expense Adjustments	292	1,609	-82%	1,652	1,441	15%
Provision Adjustments	2,776	1,446	92%	1,426	6,181	-77%
Other Income and Expenses Adjustments	(283)	87	-424%	(1,143)	(187)	512%
Discontinued Operations Adjustments	-	-	-	332	(987)	-134%
Adjusted EBITDA	3,840	4,563	-16%	19,274	17,780	8%

Earnings Release | 4Q23	27

3.	Debt and receivables

Gross debt was R$60.8 billion, down R$9.7 billion QoQ and up R$1.7 billion YoY. The increase in gross debt compared to the same period last year was due to the conclusion of the consolidation process of SPE Teles Pires, which added R$2.7 billion to debt, as well as significant issues of capital market instruments in August and September, through Furnas, CGT Eletrosul e Eletrobras holding company, for a total of R$10.7 billion.

The QoQ reduction was mainly due to the settlement of the Eletrobras Commercial Note in the first half of October, in the amount of approximately R$6.2 billion, and the prepayment of R$2.1 billion relating to the debts of Santo Antônio Energia S.A. (SAESA), which led to a subsequent reduction in the holding company's consolidated indebtedness.

The early repayments and funding reduced the average term of the debt by around 5.5 months and cost was reduced by 92 bps, resulting in an average cost of CDI + 1.5091% p.a. at the end of the period.

The net debt/adjusted EBITDA ratio reached 2.2x in 4Q23.

3.1.	Holding Company / Parent Company and Consolidated
3.1.1.	Loans and financing payable - R$ billion

3.1.2.	Net Debt
Net Debt (R$ million)	Dec 31, 2023	Sep 30, 2023
(+) Gross Debt	60,780	70,511
(+) Derivatives (currency hedge) Net	658	479
(-) (Cash and Cash Equivalents + Current Securities)	18,967	31,276
(-) Loans receivable	628	422
(-) Net balance of Itaipu Financial Assets[1]	80	184
Net Debt	41,763	39,107

1 See Note 15 to the 2023 Annual Financial Statements.

Highlight: Since 3Q22, Eletrobras' debt has been substantially affected by the consolidation of SAESA's gross debt.

Earnings Release | 4Q23	28

3.1.3.	Debt Composition

Creditor	Index	Average cost (per year)	Total Balance (R$ thousand)	Share of Total (%)
Debentures, FIDC and other securities	CDI	CDI + 1.00% to 2.17%, 117.6% CDI	12,662,128	20.83%
Debentures and other securities	IPCA	IPCA + 3.75% to 7.49%	14,412,487	23.71%
BNDES	IPCA, TJLP, Fixed rate	IPCA + 5.38% to 6.41%; TJLP to TJLP + 3%	8,656,237	14.24%
Banco do Brasil	CDI, IPCA, TJLP, CDI	TJLP + 2%, CDI + 1.65% to 2.25%, IPCA + 6.56%	5,398,989	8.88%
Petrobras / Vibra Energia	Selic	Selic	2,492,397	4.10%
Caixa Econômica Federal	IPCA	IPCA + 6.56%	1,684,681	2.77%
Bradesco	CDI, IPCA	IPCA + 6.56%; CDI + 2% to 2.09%	1,467,661	2.41%
Itaú	IPCA, CDI	IPCA + 6.56%; CDI + 1.60% to 2.28%	1,284,222	2.11%
Banco do Nordeste do Brasil	CDI, IPCA	IPCA + 2.74% to 6.56%, 3% to 10%, TFC + 2% to 3%	970,515	1.60%
Other creditors	CDI, IPCA, TJLP, Fixed rate	IPCA + 6.56%, CDI + 2% to 2.17%, 122.84% CDI, TJLP + 5%; pre-fixed rate up to 10%	4,851,135	7.98%
Foreign Currency - Bonds and other debts	USD	4.63% to 6.27%, SOFR	6,695,288	11.02%
Foreign currency - other debts	EUR	2.00% to 4.50%	204,552	0.34%
TOTAL		60,780,291		100%

* For accounting balance purposes, the debt is stated in the original currency of the loan contract.

However, it should be noted that the Company has carried out currency hedge operations for some of its foreign currency debts, which with their respective equivalent rates (post hedge) linked to the CDI are as follows: 2025 Bond - 97.41% of CDI; 2030 Bond - CDI+1.70% p.a. and Citibank - CDI + 1.70% p.a.

4.	Loans and Financing (Receivables)
4.1.	Holding Company / Parent Company and Consolidated
R$ billion

This does not include R$79.6 million in receivable from Itaipu's financial assets, $3,989 million in PCLD and current charge.

Earnings Release | 4Q23	29

4.2.	RBSE

In April 2023, ANEEL issued Technical Note 085/2023, which addresses the comments on the calculations presented as part of the payment of RBSE's financial component in Technical Note 085/2022-SGT/ANEEL of June 2022, which in turn revisited the requests for reconsideration filed as part of payment of RBSE's financial component and re-profiling. The document does not constitute a decision by ANEEL, and therefore has no practical effect as of the date of publication of this document, since it depends on a decision by the ANEEL board, and therefore had no impact on Homologation Resolution 3216/23, which established the RAPs for the 2023-2024 cycle. The Company continues to monitor and act on the issue so that the assumptions, methodologies and calculations considered so far remain in force.

RBSE Expected Flow R$ million	23-24	24-25	25-26	26-27	27-28
Financial Component Re-profiled with Social Charges
Chesf	1,913	1,913	1,913	1,913	1,913
Eletronorte	893	893	893	893	893
CGT Eletrosul	418	418	418	418	418
Furnas	3,060	3,060	3,060	3,060	3,060
Total	6,284	6,284	6,284	6,284	6,284
Economic Component with Social Charges
Chesf	1,262	258	760	760	760
Eletronorte	649	-87	281	281	281
CGT Eletrosul	213	-52	81	81	81
Furnas	2,051	587	1,319	1,319	1,319
Total	4,175	706	2,441	2,441	2,441
Total RBSE
Chesf	3,175	2,171	2,673	2,673	2,673
Eletronorte	1,542	806	1,174	1,174	1,174
CGT Eletrosul	631	366	499	499	499
Furnas	5,111	3,647	4,379	4,379	4,379
Total	10,459	6,990	8,725	8,725	8,725

The figures above include TFSEE (Electricity Services Inspection Fee) charges and funds for R&D and Energy Efficiency, and do not include PIS and COFINS. In addition, the data refers to the tariff cycle (July to July of each year) and not the calendar year (January to December). The amounts approved in the re-profiling have been updated by the IPCA.

4.2.1.	RBSE accumulated amortization (R$ million)

Chesf	CGT Eletrosul	Eletronorte	Furnas	Total
2,690	538	1,176	4,213	8,617
5.	Investments

In 4Q23, investments totaled R$4,632 million, 148% higher than in 3Q23. For the full year, investments totaled R$9,018 million, up 60% compared to 2022.

Earnings Release | 4Q23	30

Investments (R$ million)	4Q23	3Q23	2023	2022	4Q23 X 3Q23	4Q23 X 4Q22	2023 X 2022
Generation Corporate	1,238	486	2,727	1,568	155%	120%	147%
Implementation / Expansion	492	193	1,183	382	155%	119%	210%
Maintenance	746	292	1,545	721	155%	121%	114%
Eletronuclear	-	-	-	465	-	-	-
Transmission Corporate	1,372	958	3,528	1,981	43%	66%	78%
Expansion	80	56	214	252	43%	-14%	-15%
Reinforcements and Improvements	1,053	740	2,459	931	42%	106%	164%
Maintenance	239	162	855	797	48%	8%	7%
Infrastructure and Others	295	93	552	411	217%	56%	34%
SPEs	1,728	334	2,211	1,679	417%	9,195%	32%
Generation - Contributions	53	-	109	1,660	-	334%	-93%
Generation - Acquisition	1,098	334	1,496	-	229%	-	-
Transmission - Contributions	-	-	29	19	-	-	53%
Transmission - Acquisition	577	-	577	-	-	-	-
Total	4,632	1,871	9,018	5,639	148%	190%	60%

Generation

Investments in generation totaled R$2,727 million in 2023, with the main amounts spent on:

▪	Implementation and Expansion: R$933 million from CGT Eletrosul for the implementation of materials for the Coxilha Negra Wind Farm; R$184 million from Furnas for the Santa Cruz TPP in Combined Cycle commissioning; and R$48 million from Chesf for the Casa Nova A and B wind farms.
▪	Maintenance: Chesf with R$624 million for maintenance, notably the replacement of equipment at Paulo Afonso IV and Sobradinho; Eletronorte with R$521 million, primarily for the Tucuruí and UTE Mauá 3 plants; and Furnas with R$274 million in maintenance and modernizations.
▪	M&A: Highlights include the Baguari M&A for R$875 million, the Teles Pires M&A for R$333 million and the Retiro Baixo M&A for R$222 million.

Transmission

Investments in transmission totaled R$3,528 million in 2023, with the following standing out:

▪	Chesf - R$1.142 billion in reinforcements, improvements and maintenance, with R$351 million in large-scale reinforcement and improvement projects.
▪	Furnas - R$1.221 billion in reinforcements, improvements and maintenance, with emphasis on the Itumbiara substation and the replacement of the synchronization system at 46 locations.
▪	Eletronorte - R$754 million in reinforcements, improvements and maintenance, of which R$514 million was invested in 49 large-scale projects.
▪	CGT Eletrosul - R$385 million in various reinforcement, improvement and maintenance projects, of which R$193 million was invested in 38 large-scale reinforcement and improvement projects.
Earnings Release | 4Q23	31

6.	ESG 4Q23

PILLAR	KPI	4Q23	4Q22	Variation	Results Analysis
Prosperity	Investment in Technology and Innovation	R$534.2 MN	R$512.3 MN	4,3%	Target of investing 1.4% of Net Operating Revenue in Technology and Innovation for 2022 achieved.
Planet	GHG Emissions (Scopes 1, 2 and 3) (tCO2e)	R$5.6 MN	R$5.6 MN	0,5%	Increased emissions by TPPs and IEPs (Independent Energy Producers), due to the drought in the North of the country throughout 2023 and, consequently, a greater use of thermal power plants.
People	Accident Frequency Rate - own employees (with time off)	2.10	2.65	-20.8%	4Q23: 38 accidents
					4Q22: 58 accidents
					The reduction in the "Accident Frequency Rate with lost time - own employees" is due to actions arising from the Occupational Health and Safety Culture Program started in 2020, with the support of an external consultancy, which focused on own employees. As a follow-up, the new OHS culture project was launched in 2023 through the "Tá Ligado" and "Manifesta pela Vida" campaigns, which are being rolled out in initiatives for the entire workforce.
	Women in the workforce (%)	17.7%	19.0%	-6.8%	Movements in the workforce are the result of Voluntary Dismissal Plans and organizational restructuring, with fewer managerial positions.
	Management positions held by women (%)	23.0%	24.0%	-4.1%
Governance	Risk Management Maturity Level	3.8	3	26.7%	95% of the target was achieved. Result determined by external assessment, based on the IBGC framework. Of the seven pillars assessed, the Company achieved/exceeded the target in two: Risk Management Governance and Risk Management Policy.
	Investigation of complaints dealt within the term (%)	98%	96%	2.1%	The better-than-target result is due to the consolidation of the calculation process in a centralized manner, optimizing the activity.

Note: The figures presented are partial, preliminary and not assured, and may be adjusted in line with the processes of calculating, verifying and updating the data.

Data for the whole of 2023 and 2022, comparatively.

Earnings Release | 4Q23	32

7.	APPENDICES

Results by Company in Excel will be available soon at Eletrobras IR website.

7.1.	Appendix 1 - Financial Statements

7.1.1.	Balance Sheet (R$ thousand)

	PARENT COMPANY		CONSOLIDATED
ASSETS	12/31/2023	12/31/2022	12/31/2023	12/31/2022
CURRENT
Cash and cash equivalents	5,698,457	4,927,871	13,046,371	10,739,126
Restricted cash	250,060	2,917,849	447,688	3,098,401
Securities	2,477,747	3,611,904	5,920,171	12,193,654
Clients	-	462,628	5,210,482	4,794,924
Transmission contract assets	-	-	11,159,426	9,349,126
Financing, loans and debentures	1,099,798	1,524,088	367,741	692,839
Remuneration of equity interests	2,358,819	3,028,085	871,558	707,875
Taxes and Contributions	893,865	857,466	1,274,969	1,135,913
Income tax and social contribution	554,421	261,321	2,932,258	1,749,225
Right to compensation	940,268	1,186,214	980,206	1,216,928
Warehouse	204	262	426,690	429,310
Receivables - ENBPAR	-	40,743	-	40,743
Derivative financial instruments	-	-	373,606	501,355
Others	414,679	926,061	1,698,824	2,285,349
	14,688,318	19,744,492	44,709,990	48,934,768

Assets held for sale	221,972	320,691	3,187,141	688,359
	14,910,290	20,065,183	47,897,131	49,623,127

NON-CURRENT
LONG-TERM ASSETS
Restricted cash	-	-	1,985,656	1,306,138
Right to compensation	1,332,167	2,048,517	1,385,479	2,124,907
Financing, loans and debentures	6,852,841	3,366,460	260,409	328,806
Clients	-	-	649,446	703,055
Receivables - ENBPAR	-	1,223,316	-	1,223,316
Securities	432,355	411,705	432,724	412,093
Taxes and Contributions	804,582	3,705	1,153,616	439,196
Deferred income tax and social contribution	-	-	6,725,087	3,541,162
Bonds and linked deposits	3,337,816	6,402,122	6,585,685	8,558,013
Transmission contract assets	-	-	50,052,912	51,703,084
Derivative financial instruments	-	-	-	485,507
Advances for future capital increases	-	20,596,029	-	-
Others	1,495,993	1,755,305	1,053,164	1,063,250
	14,255,754	35,807,159	70,284,178	71,888,527

INVESTMENTS
Equity accounted	141,814,345	112,079,558	32,100,302	32,224,264
Held at fair value	1,046,762	1,657,261	1,104,381	1,761,258
	142,861,107	113,736,819	33,204,683	33,985,522

REAL ESTATE	201,942	231,883	35,805,421	34,739,705

INTANGIBLE	129,890	67,857	79,866,241	79,980,581

	157,448,693	149,843,718	219,160,523	220,594,335

TOTAL ASSETS	172,358,983	169,908,901	267,057,654	270,217,462

Earnings Release | 4Q23	33

	PARENT COMPANY		CONSOLIDATED
LIABILITIES AND SHAREHOLDERS’ EQUITY	12/31/2023	12/31/2022	12/31/2023	12/31/2022

CURRENT
Loans, financing and debentures	7,782,422	3,682,702	11,330,847	7,524,770
Compulsory loans - Agreements	896,746	-	896,746	-
Compulsory loan	1,257,291	1,289,602	1,257,291	1,289,602
Suppliers	155,989	994,922	2,963,867	3,517,173
Down payments	3,513	1,486,222	138,690	1,653,122
Taxes and Contributions	241,541	370,739	992,887	1,271,700
Income tax and social contribution	-	-	29,675	-
Onerous Contracts	-	-	120,660	-
Shareholder remuneration	1,110,416	913,018	1,154,836	924,644
Personnel obligations	213,767	166,337	1,634,933	2,318,554
Compensation obligations	8,572	1,912,423	8,572	1,912,423
Post-employment benefits	-	-	292,990	246,437
Provisions for disputes	1,993,061	2,646,711	2,290,873	2,709,161
Sector charges	-	-	765,619	996,610
Obligations under Law 14.182/2021	-	-	2,161,176	1,472,662
Rentals	10,959	8,710	44,020	224,319
Others	77,227	74,919	801,645	209,251
	13,751,504	13,546,305	26,885,327	26,270,428

Liabilities associated with assets held for sale	-	-	274,464	170,448
	13,751,504	13,546,305	27,159,791	26,440,876

NON-CURRENT
Loans, financing and debentures	28,354,875	22,269,941	49,449,443	51,581,752
Down payments	-	-	86,612	213,921
Provisions for disputes	15,598,552	22,084,048	24,250,819	30,623,558
Post-employment benefits	859,753	680,399	5,293,808	4,947,234
Obligations under Law 14.182/2021	-	-	37,358,230	35,186,792
Onerous contracts	-	-	950,468	209,099
Rentals	24,972	32,571	172,727	528,849
Concessions payable - Use of public assets	-	-	566,172	372,420
Advances for future capital increases	98,252	86,919	98,252	86,919
Derivative financial instruments	645,302	-	657,514	-
Sector charges	-	-	432,341	464,358
Taxes and Contributions	-	-	574,781	723,716
Deferred income tax and social contribution	440,834	427,390	5,721,830	6,294,347
Others	251,567	276,532	1,820,222	1,514,985
	46,274,107	45,857,800	127,433,219	132,747,950

SHAREHOLDERS’ EQUITY
Share capital	70,099,826	69,813,740	70,099,826	69,813,740
Share issue costs	(108,186)	(108,186)	(108,186)	(108,186)
Capital reserves and Equity Instruments Granted	13,889,339	13,867,170	13,889,339	13,867,170
Treasury shares	(2,114,256)	-	(2,114,256)	-
Profit reserves	37,536,595	33,910,233	37,536,595	33,910,233
Additional dividend proposed	216,114	-	216,114	-
Accumulated other comprehensive income	(7,186,060)	(6,978,161)	(7,186,060)	(6,978,161)
Participation of controlling shareholders	112,333,372	110,504,796	112,333,372	110,504,796

Participation of non-controlling shareholders	-	-	131,272	523,840

TOTAL SHAREHOLDERS' EQUITY	112,333,372	110,504,796	112,464,644	111,028,636

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	172,358,983	169,908,901	267,057,654	270,217,462

Earnings Release | 4Q23	34

7.1.2.	Income Statement (R$ thousand)

	PARENT COMPANY		CONSOLIDATED
	12/31/2023	12/31/2022	12/31/2023	12/31/2022
CONTINUING OPERATIONS

Net operating revenue	109,424	377,721	37,158,908	34,074,233

Operating costs	(99)	(16,685)	(18,673,49)	(15,857,60)

GROSS PROFIT	109,325	361,036	18,485,409	18,216,623

Operating expenses	(912,679)	(4,638,745)	(7,947,919)	(13,417,697)

Regulatory remeasurements - Transmission contracts	-	-	(12,144)	365,178

OPERATING RESULT BEFORE FINANCIAL RESULT	(803,354)	(4,277,709)	10,525,346	5,164,104

FINANCIAL RESULT	(3,507,163)	(272,650)	(12,002,121)	(4,373,595)

PROFIT BEFORE EQUITY INVESTMENTS	(4,310,517)	(4,550,359)	(1,476,775)	790,509

Income from shareholdings	9,172,949	7,566,709	2,062,090	2,369,777

Other income and expenses	18,748	195,661	1,143,062	186,924

OPERATING PROFIT BEFORE TAX	4,881,180	3,212,011	1,728,377	3,347,210

Current income tax and social contribution	608	(563,419)	(512,503)	(1,630,034)
Deferred income tax and social contribution	-	-	3,511,001	934,421

NET INCOME FROM CONTINUING OPERATIONS	4,881,788	2,648,592	4,726,875	2,651,597

Share attributable to controlling shareholders	4,881,788	2,648,592	4,881,788	2,648,592
Share attributable to non-controlling interests	-	-	(154,913)	3,005

DISCONTINUED OPERATIONS

NET INCOME FROM DISCONTINUED OPERATIONS	(332,014)	986,785	(332,014)	986,785

Portion Attributed to Controlling Shareholders	(332,014)	986,785	(332,014)	986,785

NET INCOME FOR THE FISCAL YEAR	4,549,774	3,635,377	4,394,861	3,638,382

Portion Attributed to Controlling Shareholders	4,549,774	3,635,377	4,549,774	3,635,377
Portion attributed to non-controlling shareholders	-	-	(154,913)	3,005

Earnings Release | 4Q23	35

EARNINGS PER SHARE

Earnings per share - basic (ON)	R$1.98	R$1.83	R$1.98	R$1.83
Earnings per share - basic (PN)	R$2.18	R$2.00	R$2.18	R$2.00
Earnings per share - diluted (ON)	R$1.96	R$1.80	R$1.96	R$1.80
Earnings per share - diluted (PN)	R$2.15	R$1.98	R$2.15	R$1.98

Continuing Operations
Earnings per share - basic (ON)	R$2.12	R$1.33	R$2.12	R$1.33
Earnings per share - basic (PN)	R$2.34	R$1.46	R$2.34	R$1.46
Earnings per share - diluted (ON)	R$2.10	R$1.31	R$2.10	R$1.31
Earnings per share - diluted (PN)	R$2.31	R$1.44	R$2.31	R$1.44

Earnings Release | 4Q23	36

7.1.3.	Cash Flow Statement (R$ thousand)

	PARENT COMPANY		CONSOLIDATED
	12/31/2023	12/31/2022	12/31/2023	12/31/2022

OPERATIONAL ACTIVITIES

Profit for the fiscal year before income tax and social contribution	4,549,166	4,198,796	1,396,363	4,333,995

Adjustments to reconcile profit with cash generated by operations:
Depreciation and amortization	37,213	11,196	3,621,342	2,690,269
Net exchange and monetary variations	1,535,795	669,681	3,342,161	650,770
Financial charges	578,885	(812,905)	6,095,390	2,768,853
Equity income	(9,172,949)	(7,566,709)	(2,062,090)	(2,369,777)
Other income and expenses	(18,748)	(195,661)	(1,143,062)	(186,924)
Transmission revenues	-	-	(17,432,037)	(15,774,884)
Construction cost - transmission	-	-	3,291,132	1,671,307
Regulatory remeasurements - Transmission contracts	-	-	12,144	(365,178)
Operating provisions (reversals)	(1,148,011)	3,501,113	2,195,790	6,928,425
Write-offs of fixed and intangible assets	-	-	632,441	440,775
Result of hedged debt and derivatives	868,206	-	1,521,637	356,494
Other	559,889	145,382	911,053	1,310,565
	(6,759,720)	(4,247,904)	985,901	(1,879,305)

(Additions)/decreases in operating assets
Clients	1,340	194,947	(927,096)	(408,364)
Receivables - ENBPAR	-	-	-	-
Right to compensation		518,779		537,338
Financial assets - Itaipu	459,642	1,017,850	473,496	1,036,409
Others	(53,392)	(227,870)	109,683	(436,278)
	407,590	984,927	(343,917)	191,767
Increases/(decreases) in operating liabilities
Suppliers	(821,070)	(61,608)	(526,425)	233,911
Down payments	(3,243)	-	(162,275)	104,964
Personnel obligations	47,430	12,769	(813,498)	222,345
Sector charges	-	-	(280,680)	159,695
Others	(151,855)	(69,227)	217,985	(382,451)
	(928,738)	(118,066)	(1,564,893)	338,464

Payment of financial charges	(2,430,785)	(1,515,464)	(5,173,424)	(3,211,343)
Receipt of annual permitted revenue - RAP	-	-	18,287,910	14,623,582
Receipt of financial charges	1,042,169	677,776	172,457	316,278
Receipt of remuneration from equity investments	6,792,347	4,617,624	1,329,703	1,494,560
Payment of disputes	(1,351,125)	(3,074,367)	(2,672,962)	(4,222,504)
Bonds and linked deposits	(231,059)	(441,255)	(733,354)	(1,199,426)
Payment of income tax and social contribution	(164,735)	(236,134)	(2,930,778)	(2,607,461)
Supplementary pension payments	(14,908)	(33,894)	(510,048)	(469,943)

Net cash provided by (used in) operating activities of continuing operations	910,200	812,041	8,242,958	7,708,664
Net cash provided by operating activities of discontinued operations	-	-	-	(2,908,844)
Net cash provided by (used in) operating activities	910,200	812,041	8,242,958	4,799,820

Earnings Release | 4Q23	37

FINANCING ACTIVITIES

Proceeds from the issuance of shares	-	30,648,282	-	30,648,282
Loans and financing obtained and debentures obtained	7,000,000	6,000,000	11,821,045	8,500,000
Payment of loans and financing and debentures - principal	(8,235,969)	(4,048,309)	(13,269,436)	(6,734,696)
Payment of remuneration to shareholders	(864,192)	(1,433,059)	(864,192)	(1,490,058)
Payment to dissenting shareholders - incorporation of shares	(212)	-	(226,057)	-
Share buybacks	(1,967,218)	-	(1,967,218)	-
Payment of CDE obligations and revitalization of basins - main	-	-	(1,455,824)	-
Lease payments - principal	(7,916)	-	(765,525)	(721,074)
Others	-	44,746	(27,924)	44,746

Net cash (used in) financing activities of continuing operations	(4,075,507)	31,211,660	(6,755,131)	30,247,200
Net cash (used in) financing activities of discontinued operations	-	-	-	(174,814)
Net cash (used in) financing activities	4,075,507)	31,211,660	(6,755,131)	30,072,386

INVESTMENT ACTIVITIES

Acquisition of debentures	(450,000)	-	(450,000)	-
Grant of advance for future capital increase	-	(34,926,186)	-	-
Receipt of loans and financings	2,014,687	3,397,329	1,060,818	2,358,352
Acquisition of fixed assets	(6,776)	(7,697)	(3,862,770)	(1,585,639)
Acquisition of intangible assets	(62,044)	(6,480)	(258,371)	(32,038,772)
Net financial investments (TVM)	1,134,157	3,480,282	7,209,710	4,475,913
Transmission infrastructure - contractual asset	-	-	(3,269,358)	(1,652,992)
Acquisition/capital contribution of equity investments	(2,108)	(188,367)	(1,499,973)	(254,498)
Disposal of equity investments	355,941	1,147,905	907,004	1,169,784
Net cash in the business combination	-	-	245,244	180,191
Others	-	-	(214,922)	(57,832)

Net cash provided by investing activities of continuing operations	2,983,857	(27,103,215)	(132,618)	(27,405,493)
Net cash (used in) investing activities of discontinued operations	952,036	-	952,036	3,079,754
Net cash provided by (used in) investing activities	3,935,893	(27,103,215)	819,418	(24,325,739)

Increase (decrease) in cash and cash equivalents	770,586	4,920,487	2,307,245	10,546,467

Cash and cash equivalents at the beginning of the fiscal year	4,927,871	7,384	10,739,126	192,659
Cash and cash equivalents at the end of the fiscal year	5,698,457	4,927,871	13,046,371	10,739,126
Increase (Decrease) in cash and cash equivalents from discontinued operations	-	-	-	(3,904)
	770,586	4,920,487	2,307,245	10,546,467

Earnings Release | 4Q23	38

7.2.	Appendix 2 - Results by Segment

7.2.1.	Management
R$ million	4Q23	4Q22%		2023	2022	%
Net Operating Revenue	15	240	-94%	110	380	-71%
Operating costs	(0,0)	(0)	-67%	(0)	(17)	-99%
Operating expenses	(483)	(2,284)	-79%	(920)	(4,644)	-80%
Operating result before financial result	(467)	(2,044)	-77%	(810)	(4,281)	-81%
7.2.2.	Generation
R$ million	4Q23	4Q22%		2023	2022	%
Net Operating Revenue	5,938	5,009	19%	22,398	20,252	11%
Operating costs	(3,757)	(2,340)	61%	(13,941)	(11,157)	25%
Operating expenses	(3,402)	241	-1512%	(4,360)	(3,574)	22%
Operating result before financial result	(1,222)	2,910	-142%	4,096	5,521	-26%
7.2.3.	Transmission
R$ million	4Q23	4Q22%		2023	2022	%
Net Operating Revenue	4,096	3,911	5%	15,227	14,001	9%
Operating costs	(1,911)	(2,755)	-31%	(5,311)	(5,209)	2%
Operating expenses	(887)	(2,099)	-58%	(2,664)	(5,234)	-49%
Regulatory remeasurements - Transmission contracts	-	3	-100%	(12)	365	-103%
Operating result before financial result	1,298	(940)	-238%	7,239	3,923	85%

Earnings Release | 4Q23	39

7.3.	Appendix 3 - Compulsory Loan

In the context of the compulsory loan on electricity (ECE) lawsuits, which discuss the monetary update of book credits, the Company has been taking steps to mitigate the risks involved and has created the Compulsory Loan Department, with the aim of strengthening strategic action in legal defenses and seeking court settlements with discounts and full settlement of the respective lawsuits.

As a result of these negotiations, Eletrobras reduced its inventory of such loans by R$1.890 billion to R$17.263 billion in 4Q23, mainly as a result of the agreements reached, which resulted in a R$497 million reduction in the provision, with a direct positive effect on the bottom line, offset by the net constitution of provision in the amount of R$485 million as a result of unfavorable decisions in specific lawsuits. Eletrobras is taking legal action to reverse these unfavorable decisions.

In the financial results, monetary update declined to R$236 million in 4Q23 from R$284 million in 4Q22 due to the reduction in the provision inventory, as mentioned above.

Since 3Q22, when negotiations on the compulsory loan began, and the inventory of provisions for lawsuits involving book-credits for the compulsory loans was R$25.8 billion, there has been a reduction of R$8.6 billion in this inventory, despite the accumulated monetary update of R$1.6 billion between the periods, which is in line with the Company's strategy of reducing legal liabilities. The legal agreements reached led to the elimination of off-balance sheet risk of R$4.4 billion, of which R$578 million in possible and R$3.8 billion in remote. When compared to 4Q22, provisioned inventory decreased by R$7.1 billion, despite the R$1.3 billion monetary update. The legal agreements reached led to the elimination of off-balance sheet risk of R$3.7 billion, of which R$505 million in possible and R$3.2 billion in remote.

* Considering that Eletrobras has already signed legal agreements with Creditors, which are only awaiting ratification for due payment, the amounts have been reclassified to liabilities.

Earnings Release | 4Q23	40

7.4.	Appendix 4 - IFRS x Regulatory reconciliation

	CVM Result - Corporate	Regulatory result	Differences	CVM Result - Corporate	Regulatory result	Differences
	10/1/2023 to 12/31/2023	10/1/2023 to 12/31/2023		10/1/2022 to 12/31/2022	10/1/2022 to 12/31/2022

OPERATING REVENUES

Generation

Supply	4,859,793	4,859,793	-	4,170,221	4,170,221	-
Procurement	934,359	934,359	-	977,199	977,199	-
CCEE	387,119	387,119	-	141,121	141,121	-
Operation and maintenance revenue	1,040,193	1,040,193	-	1,242,622	1,242,622	-
Revenue from construction of Power Plants	-	-	-	-	-	-
Rate of return updates - Generation	-	-	-	-	-	-
Itaipu transfer	-	-	-	274,291	274,291	-

Transmission

Operation and maintenance revenue - Renewed Lines	-	-	-	-	-	-
Operation and maintenance revenue	1,723,349	1,723,349	-	1,613,885	(3,876,467)	5,490,352
Financial - Return on Investment - RBSE	-	-	-	-	-	-
Construction revenue	1,272,332	-	1,272,332	459,387	-	459,387
Contract revenue - Transmission	1,562,462	-	1,562,462	1,558,682	-	1,558,682
Transmission System Availability (Rap)	-	3,187,776	(3,187,776)	-	(8,177,550)	(8,177,550)

Other income	78,605	78,605	-	365,820	(66,271)	432,091

Deductions

(-) Sector charges	(600,834)	(600,834)	-	(489,533)	(489,533)	-
(-) ICMS	(270,772)	(270,772)	-	(246,464)	(246,464)	-
(-) PASEP and COFINS	(1,063,557)	(1,063,557)	-	(1,055,095)	(1,055,114)	19
(-) Other Deductions	(934)	(934)	-	(2,858)	(2,858)	-

Net operating revenue	9,922,115	10,275,097	(352,982)	9,009,278	9,246,297	(237,019)

OPERATING COSTS

Personnel, Material and Services	(808,155)	(808,155)	-	(1,063,211)	(1,103,697)	40,486
Energy purchased for resale	(941,663)	(1,120,971)	179,308	(975,517)	(1,144,407)	168,890
Charges for use of the electricity grid	(984,051)	(990,906)	6,855	(764,180)	(748,163)	(16,017)
Fuel for electricity production	(602,306)	(602,306)	-	(544,170)	(503,684)	(40,486)
Construction	(1,371,373)	-	(1,371,373)	(743,859)	-	(743,859)
Depreciation	(438,399)	(1,118,564)	680,165	(501,067)	(1,204,185)	703,118
Amortization	(405,771)	(409,044)	3,273	(325,312)	(325,368)	56
Operating provisions/reversals	-	-	-	-	-	-
Other costs	20,672	20,858	(186)	(39,527)	(42,179)	2,652
Operating costs	(5,531,046)	(5,029,088)	(501,958)	(4,956,843)	(5,071,683)	114,840

Earnings Release | 4Q23	41

GROSS PROFIT	4,391,069	5,246,009	(854,940)	4,052,435	4,174,614	(122,179)

OPERATING EXPENSES

Personnel, Material and Services	(1,139,174)	(1,139,175)	1	(1,158,318)	(1,158,318)	-
Voluntary Dismissal Program	(25,241)	(25,241)	-	(1,260,370)	(1,260,371)	1
Remuneration and compensation	-	-	-	-	-	-
Depreciation	(48,498)	(46,852)	(1,646)	(44,704)	(43,342)	(1,362)
Amortization	(6,421)	(6,421)	-	(8,563)	(8,563)	-
Donations and contributions	(32,808)	(32,808)	-	(64,767)	(64,767)	-
Operating provisions/reversals	(3,358,785)	(3,250,845)	(107,940)	(1,134,741)	(1,082,005)	(52,736)
Other expenses	(171,377)	(174,032)	2,655	(458,037)	(460,190)	2,153
Operating expenses	(4,782,304)	(4,675,374)	(106,930)	(4,129,500)	(4,077,556)	(51,944)

Regulatory remeasurements - Transmission contracts	-	-	-	2,786	-	2,786

OPERATING RESULT BEFORE FINANCIAL RESULT	(391,235)	570,635	(961,870)	(74,279)	97,058	(171,338)

FINANCIAL RESULT	(2,526,929)	(2,526,698)	(231)	(1,678,079)	(1,544,585)	(133,494)

INCOME BEFORE EQUITY INVESTMENTS	(2,918,164)	(1,956,063)	(962,101)	(1,752,358)	(1,447,527)	(304,832)

Equity Income	263,699	249,091	14,608	701,907	655,243	46,664

Other income and expenses	283,131	455,715	(172,584)	(87,442)	(87,442)	-

OPERATING INCOME BEFORE TAX	(2,371,334)	(1,251,257)	(1,120,077)	(1,137,893)	(879,726)	(258,168)

Current income tax and social contribution	(44,780)	(44,781)	1	99,364	99,364	-
Deferred income tax and social contribution	3,309,521	3,156,915	152,606	559,906	(13,720)	573,626

NET INCOME FOR THE PERIOD	893,407	1,860,877	(967,470)	(478,623)	(794,081)	315,458

Earnings Release | 4Q23	42

Earnings Release | 4Q23	43

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.